

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2012

Via E-Mail
Stephen K. Coss, Esq.
Senior Vice President and General Counsel
Sonic Automotive, Inc.
4401 Colwick Road
Charlotte, North Carolina 28211

> **Re:** **Sonic Automotive, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 25, 2012**
> **File No. 333-183709**

Dear Mr. Coss:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Exchange Offer, page 23

Terms of the Exchange Offer, page 25

1.   We note your response to comment 2 in our letter dated October 2, 2012 and reissue this comment in part. Please also revise the last sentence of the first paragraph on page 26 consistent with our prior comment. Please see Rule 14e-1(c).

Where You Can Find More Information About Sonic, page 91

2.   Please revise the documents you have listed to incorporate by reference the Form 10-Q filed on October 25, 2012. See Item 11(a)(2) of Form S-4. In this regard, please also specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. For additional guidance, please see Compliance and Disclosure Interpretations – Securities Act Forms

Stephen K. Coss
Sonic Automotive, Inc.
November 13, 2012
Page 2

(Question 123.05), available in the Division of Corporation Finance section of our website.

Part II, page II-1

Item 20. Indemnification of Directors and Officers, page II-1

3.   We note your response to comment 4 in our letter dated October 2, 2012 and reissue this comment in part. For example, we were unable to locate the requested disclosure for Sonic — Denver T, Inc. and Sonic — Denver Volkswagen, Inc. In addition, we note that some of the names of the entities listed under this heading are not the same as what is contained in either the table of additional registrants or the signature pages. Please see, for example, you references to SRE California — 8 SCB, LLC and SRE California — 9 SCB, LLC under Item 20. Please revise.

Exhibits

Exhibit 5.1 Opinion of Counsel

4.   We note your response to comment 5 in our letter dated October 2, 2012 as well as the revisions made to the opinion of your counsel filed as Exhibit 5.1 and reissue this comment in part. Please explain the purpose and need for the limitation in clause (iv) on page 4 or revise to delete this limitation.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Thomas H. O'Donnell, Esq.
        Dykema Gossett PLLC